Filed Pursuant to Rule 424(b)(3)

Registration No. 333-255424

PROSPECTUS SUPPLEMENT No. 9

(to Prospectus dated October 10, 2021)

Belpointe PREP, LLC

Up to $750,000,000 of Class A units

This prospectus supplement (this “Supplement”) updates and supplements the prospectus dated October 10, 2021 (the “Prospectus”), as supplemented by Supplement No. 1, dated April 3, 2023, Supplement No. 2, dated May 18, 2023, Supplement No. 3, dated June 6, 2023, Supplement No. 4, dated August 25, 2023, Supplement No. 5, dated September 1, 2023, Supplement No. 6, dated November 17, 2023, Supplement No. 7, dated November 17, 2023, and Supplement No. 8, dated February 29, 2024, which forms a part of our registration statement on Form S-11 (No. 333-255424). Capitalized terms used but not otherwise defined in this Supplement shall have the meanings ascribed to them in the Prospectus.

This Supplement is being filed to disclose information related our quarterly determination of net asset value (“NAV”) and NAV per Class A unit as of March 31, 2024. This Supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This Supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this Supplement, you should rely on the information in this Supplement.

Investing in our securities involves risks that are described in the “Risk Factors” section beginning on page 15 of the Prospectus.

The following table provides a breakdown of the major components of our NAV and NAV per Class A unit as of the Determination Date:

Assets
Investments in real properties	$450,300,816
Cash and cash equivalents	29,204,732
Accounts Receivable	—
Other assets	14,944,729
Total Assets	$494,450,277

Liabilities
Debt and other borrowings	91,875,492
Other liabilities	40,910,850
Total Liabilities	$132,786,342

NAV	$361,663,934
Number of Class A units Outstanding	3,631,703
NAV per Class A unit	$99.59

Our NAV per Class A unit is based on the NAV of our assets and investments (such as our portfolio of commercial real estate properties) in addition to any other assets (such as cash on hand following any distributions to our Manager pursuant to its Class B units, if any), less any liabilities (such as our construction loans), including the allocation or accrual of management fees, allocation or accrual of gains or distributions distributable to our Manager pursuant to its Class B units and expenses reimbursable to our Manager and its affiliates, including our Sponsor.

We calculate NAV per Class A unit using a process designed to produce a fair and accurate estimate of the price that would be received for our assets and investments in an arm’s-length transaction between a willing buyer and a willing seller in possession of all material information about our assets and investments. Our Manager periodically reviews our valuation methodologies and policies to determine whether they remain in the best interests of our Members and may adjust our methodologies as it deems appropriate. Our determination of NAV is not a representation or guarantee that we will be able to fully realize our NAV upon a sale of our assets and investments, or that our Class A units will trade at our NAV per Class A unit on the NYSE American.

Please refer to “Net Asset Value Calculation and Valuation Policies” in our Prospectus for more detailed information about how our NAV is calculated.

Portfolio Update

We experienced an approximately 1% decrease in our NAV, from $100.88 as of December 31, 2023 compared to $99.59 as of March 31, 2024. This decrease is primarily due to a valuation change in the Nashville, TN, market and an increase in general operating costs associated with our real estate assets.

The decrease was partially offset by a valuation change in the Sarasota and St. Petersburg, FL, and Storrs, CT markets.

We remain confident in our portfolio and in its long term return potential.